[[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]

November 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Re:    JNLNY Separate Account I
File No. 811-08401

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is a registration statement on Form N-4 ("Form N-4 Registration Statement").

The prospectus contained in the Form N-4 Registration Statement is generally similar to the prospectus contained in another registration statement on Form N-4 previously filed by Jackson National Separate Account - I (File Nos. 333-155675 and 811-08664) (the "Prior Filing"), except for the following primary differences:

•	The contract enhancement is 6% for all premium amounts;

•	The withdrawal charge schedule varies;

•	There is no market value adjustment and the fixed account options are limited;

•	Fewer optional benefits are available.

In accordance with Rule 461 under the 1933 Act, the registrant and Jackson National Life Distributors LLC, the registrant's principal underwriter, hereby reserve the ability to orally request acceleration of the effective date of the registration statement.  The registrant and Jackson National Life Distributors LLC are aware of their respective obligations under the 1933 Act.

Following are the representations requested in the Commission’s press release dated June 24, 2004:

Tandy Acknowledgements

We hereby acknowledge and agree as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please call or e-mail me with your questions or comments.  My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jackson.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel